Exhibit 99.4

NICE and UNICOM Government Help Miami International Airport Boost
Safety and Security

NICE Situator and other best of breed technologies will be deployed to enhance real-time detection and response to runway incursions at MIA

RA’ANANA, ISRAEL and LOS ANGELES, CA, September 24, 2013 – NICE Systems (NASDAQ: NICE) and UNICOM Government, Inc. today announced that they are partnering to provide Miami International Airport (MIA) with a runway incursion detection solution, which will enable the airport to secure its Airfield Operations Area (AOA). UNICOM Government is deploying the NICE Situator solution for situation management to enhance safety and security by helping MIA improve its real-time detection and response to runway incursions. The project is a continuation of a UNICOM-led security infrastructure upgrade at MIA that began in 2012 and included NiceVision Net 2.5 and other security improvements.

The runway incursion detection solution will enable MIA security personnel to detect any unidentified objects on a taxiway or runway, and respond quickly to mitigate the risk of a security breach or accident. NICE Situator is used to integrate video cameras from MIA’s NiceVision video management system, as well as other data sources such as radar, real-time GPS tracking, and an airport first responder communication system.

“This important implementation is a good example of UNICOM Government’s ability to bring the best technology together with our expertise and integration services to provide a best-of-breed solution for MIA,” said Corry Hong, president and CEO of UNICOM Government. “NICE’s Situator solution is a proven solution at several major airports, and underscores UNICOM Government’s focus on providing the best solutions for MIA and all of our customers.”

Situator’s ability to analyze and correlate data from numerous systems creates a solution with multiple layers of verification, resulting in more accurate runway incursion detection with fewer false alarms. For example, if a legitimate incursion is detected by the ground radar and tower radar systems, PTZ (Pan Tilt Zoom) cameras will automatically track the target while the nearest first responder is notified and receives a still image and exact location of the target.

“Safeguarding our passengers is a top priority at MIA, and our work with UNICOM Government and NICE has made the airport a safer and more secure place,” said Ray Davalos, Building Systems Manager, Miami International Airport. “I believe we have one of the most sophisticated security infrastructures in the world. NICE Situator has shown a great return on investment by enabling us to better leverage our existing security infrastructure.”

“Miami International is among the most heavily traveled airports in the world, which makes successful security management even more critical,” said Yaron Tchwella, President of the Security Group at NICE. “MIA’s runway incursion detection solution is a perfect example of how airports can use their existing resources and technology more effectively in order to address a range of pressing safety and security challenges.”

About UNICOM Government
UNICOM Government is a leading provider of technology solutions and professional services to federal, state and local governments. Founded in 1983, the company has helped meet the unique IT needs of more than 1,700 governmental agencies worldwide. UNICOM Government and its professionals draw on their deep knowledge, strategic partnerships, customer service and numerous industry certifications to guide agencies in selecting the most cost-effective technology available. With extensive capabilities and past performance in software development, data center, networking, collaboration, security and cloud computing solutions, as well as with advance engineering, integration, support and financial services – and broad portfolio contacts – UNICOM Government eases the planning, purchasing and deployment of IT solutions and facilitates the management of mission-critical IT throughout the lifecycle. UNICOM Government has facilities in and around Herndon, Virginia, and formerly traded on the NASDAQ exchange under the symbol (NASDAQ: GTSI). www.unicomgov.com

About Miami International Airport
Miami International Airport (MIA) is operated by the Miami-Dade Aviation Department and is the property of Miami-Dade County government. Founded in 1928, MIA is the largest U.S. gateway for Latin America and the Caribbean and is one of the leading international passenger and freight airports in the world. Located on 3,230 acres of land near downtown Miami, MIA's terminal is being expanded to more than seven million square feet through a capital improvement program scheduled for final completion in 2013. www.miami-airport.com

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com

NICE Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

UNICOM Government, Inc. Media Contact
Russ F. Guzzo, +1 818 838 0606, Russ.guzzo@unicomglobal.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Tchwella, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.